JOHN G. NOSSIFF

300 BRICKSTONE SQ., ST 201

ATTORNEY AT LAW

ANDOVER, MASSACHUSETTS 01810

JNOSSFF@NOSSIFF-LAW.COM

978. 409 .2648

January 23, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C, 20549

Re:

Health Enhancement Products, Inc.

Form 10-K Filed April 15, 2011

SEC File No. 000-30415

Dear Mr. Gharib:

We are outside legal counsel to the above referenced Registrant.

Reference is made to the Commission’s comment letter of December 9, 2011 with respect to the Registrant’s Annual Report on Form 10K for the year ended December 31, 2010 (“Comment Letter”).

The numbered responses below correspond to the numbered comments in the Comment Letter.

Form 10K filed April 15, 2011

1.

Business Development, page 5

In response to the Commission’s Comment 1, please note that the Registrant disclosed the material terms and conditions of the license agreement with Zus health LLC (Ceptazyme, LLC is the purported assignee of Zus Health LLC) (“License Agreement”) in a Form 8-K Current Report filed with the Commission on September 9, 2010.  Please also note that the Registrant disclosed the material terms and conditions of the License Agreement in the Registrant’s Form 10K Annual Report filed April 15, 2011.  As we discussed, the Commission’s confusion may have arisen because the Form 10K disclosures refer to Ceptazyme (the purported assignee), not Zus Health.  Finally, the License Agreement was filed as Exhibit 10.10 to the Form 10K Annual Report filed April 15, 2011.

As we discussed, based on the foregoing, the Registrant believes that no amendment of the Business Development Section of the 10K is required, as the material terms and conditions of the License Agreement were in fact disclosed in an 8-K Current Report and in the 10K as well.  Further, the License Agreement was filed as an Exhibit to the 10K.

2.

Patents and Proprietary Rights, page 7

In response to your Comment 2, as discussed, the Registrant has confirmed that U.S. Patent No. 7807,622 relates to the Registrant’s sole product, ProAlgaZyme.  As discussed, the Registrant undertakes to make this disclosure (including the patent expiration date) in its 10K for the year ended December 31, 2011, and requests that the Commission not require the Registrant to amend its December 31, 2010 Form 10K.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure contained in its Form 10K;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (978) 409-2648.

Thank you for your consideration.

The Nossiff Law Firm, LLP

/S/ John G. Nossiff

John G. Nossiff, Esq.

CC:  Philip M. Rice, II, CFO

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